UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RTI Surgical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74975N105

(CUSIP Number)

Christopher R. Sweeney

WSHP Biologics Holdings, LLC

c/o Water Street Healthcare Partners

444 West Lake Street, Suite 1800

Chicago, Illinois 60606

(312) 506-2900

Copy to:

James S. Rowe

Martin A. DiLoreto, Jr., P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74975N105	13D	Page 2

1.	NAMES OF REPORTING PERSONS WSHP Biologics Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,152,761 shares of Common Stock (as defined below) issuable upon conversion of 50,000 shares of Series A Preferred Stock (as defined below).*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%**
14.	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

*

The Series A Preferred Stock is convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances.

**

The calculation of the foregoing percentage is based on 63,377,839 shares of Common Stock outstanding as of July 28, 2018, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 74975N105	13D	Page 3

1.	NAMES OF REPORTING PERSONS Water Street Healthcare Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

The Series A Preferred Stock is convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances.

**

The calculation of the foregoing percentage is based on 63,377,839 shares of Common Stock outstanding as of July 28, 2018, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 74975N105	13D	Page 4

1.	NAMES OF REPORTING PERSONS Water Street Healthcare Management II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

The Series A Preferred Stock is convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances.

**

The calculation of the foregoing percentage is based on 63,377,839 shares of Common Stock outstanding as of July 28, 2018, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 74975N105	13D	Page 5

1.	NAMES OF REPORTING PERSONS Water Street Healthcare Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%**
14.	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

*

The Series A Preferred Stock is convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances.

**

The calculation of the foregoing percentage is based on 63,377,839 shares of Common Stock outstanding as of July 28, 2018, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 24, 2013 (the “Schedule 13D”) by WSHP Biologics Holdings, LLC, Water Street Healthcare Partners II, L.P., Water Street Healthcare Management II, L.P. and Water Street Healthcare Partners, LLC. The Schedule 13D relates to shares of common stock, par value $0.001 per share (“Common Stock”), of RTI Surgical, Inc., a Delaware corporation (“Issuer”), issuable upon conversion of shares of series A preferred stock, par value $0.001 per share (“Series A Preferred Stock”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety to read as follows:

This Schedule 13D is being filed jointly by the persons in the following table (collectively, the “Reporting Persons”).

Reporting Person	Principal Business	Address of Principal Office
WSHP Biologics Holdings, LLC	To make an investment in the Issuer.	444 West Lake Street, Suite 1800 Chicago, IL 60606

Water Street Healthcare Partners II, L.P.	To make private equity investments in securities of public and private companies.	444 West Lake Street, Suite 1800 Chicago, IL 60606

Water Street Healthcare Management II, L.P.	To act as the general partner of Water Street Healthcare Partners II, L.P.	444 West Lake Street, Suite 1800 Chicago, IL 60606

Water Street Healthcare Partners, LLC	To act as the manager of certain Water Street entities.	444 West Lake Street, Suite 1800 Chicago, IL 60606

WSHP Biologics Holdings, LLC (the “Investor”) is the record owner of 50,000 shares of Series A Preferred Stock, which are convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances. The shares of Series A Preferred Stock are convertible into approximately 15,152,761 shares of Common Stock at the current conversion price. The managing member of the Investor is Water Street Healthcare Partners II, L.P. (the “Fund”), of which the sole general partner is Water Street Healthcare Management II, L.P. (“Water Street Management”). The sole general partner of Water Street Management is Water Street Healthcare Partners, LLC (the “General Partner”). Due to their relationship with the Investor, the Fund, Water Street Management and the General Partner may be deemed to have shared voting power with respect to the Series A Preferred Stock beneficially owned by the Investor, and as a result, the Fund, Water Street Management and the General Partner may be deemed to have shared beneficial ownership of such shares of Series A Preferred Stock. Each of the Fund, Water Street Management and the General Partner, however, disclaims beneficial ownership of such shares of Series A Preferred Stock, except to the extent of its pecuniary interest therein.

The names and addresses of the partners who serve on the Investment Committee of the General Partner are listed in the table below:

Partner	Address of Principal Office

Timothy Dugan	444 West Lake Street, Suite 1800, Chicago, IL 60606

James Connelly	444 West Lake Street, Suite 1800, Chicago, IL 60606

Ned Villers	444 West Lake Street, Suite 1800, Chicago, IL 60606

Kevin Swan	444 West Lake Street, Suite 1800, Chicago, IL 60606

Robert Womsley	444 West Lake Street, Suite 1800, Chicago, IL 60606

Peter Strothman	444 West Lake Street, Suite 1800, Chicago, IL 60606

Christopher Sweeney	444 West Lake Street, Suite 1800, Chicago, IL 60606

Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following disclosure at the end such item:

On November 1, 2018, the Issuer entered into a Master Transaction Agreement (the “Master Transaction Agreement”), by and among the Issuer, PS Spine Holdco, LLC, a Delaware limited liability company (the “Member”), Bears Holding Sub, Inc., a Delaware corporation (“Holdco”) and Bears Merger Sub, Inc., a Delaware corporation (“Merger Sub”). Subject to the terms and conditions of the Master Transaction Agreement, at the closing (the “Closing”), (i) Member shall contribute all of the issued and outstanding membership interests of Paradigm Spine, LLC, a Delaware limited liability company and wholly owned subsidiary of the Member (“Paradigm”), to Holdco (the “Contribution”), (ii) Merger Sub shall be merged with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Holdco (the “Merger”), and (iii) Holdco shall be renamed “RTI Surgical Holdings, Inc.” (the “Transaction”). Pursuant to the Master Transaction Agreement, at the effective time of the Merger (the “Effective Time”), (a) each issued and outstanding share of common stock of the Issuer shall be converted automatically into one share of Holdco common stock, (b) each issued and outstanding share of Series A Preferred Stock (including the Series A Preferred Stock held by the Investor) shall be converted automatically into one share of Holdco preferred stock and (c) each stock option and restricted stock award granted by the Issuer will be converted into a stock option or restricted stock award, as applicable, of Holdco with respect to an equivalent number of shares of Holdco common stock on the same terms and conditions as were applicable prior to the Closing.

In connection with the execution of the Master Transaction Agreement, the Investor entered into the support agreement described in Item 6 hereof. The information set forth or incorporated in Item 6 hereof is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety to read as follows:

(a), (b)

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of November 1, 2018, the Investor is the record owner of 50,000 shares of Series A Preferred Stock, which are convertible into Common Stock on or after July 16, 2021(or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances. The shares of Series A Preferred Stock are convertible into approximately 15,152,761 shares of Common Stock at the current conversion price, representing approximately 19.3% of the outstanding Common Stock, based on the 63,377,839 shares of Common Stock outstanding as of July 28, 2018, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock. Due to their relationship with the Investor, the Fund, Water Street Management and the General Partner may be deemed to have shared voting power with respect to the Series A Preferred Stock beneficially owned by the Investor, and as a result, the Fund, Water Street Management and the General Partner may be deemed to have shared beneficial ownership of such shares of Series A Preferred Stock. Each of the Fund, Water Street Management and the General Partner, however, disclaims beneficial ownership of such shares of Series A Preferred Stock, except to the extent of its pecuniary interest therein.

(c)

Except as set forth in this Item 5, none of the Reporting Persons has engaged in any transaction during the past 60 days involving shares of Common Stock or Series A Preferred Stock.

(d), (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following disclosure at the end of such item:

Amended and Restated Certificate of Designation

On August 1, 2018, the Company filed an Amended and Restated Certificate of Designation of Series A Convertible Preferred Stock of RTI Surgical, Inc. (the “Amended and Restated Certificate of Designation”) with the Secretary of State of Delaware amending certain provisions of the Series A Preferred Stock. The Amended and Restated Certificate of Designation provides, among other things, that the holders of the Series A Preferred Stock may not convert the Series A Preferred Stock into common stock prior to July 16, 2021 (with certain exceptions). For a description of the rights and preferences of the Series A Preferred Stock, refer to the Amended and Restated Certificate of Designation, which is being filed as Exhibit 2 and is incorporated herein by reference.

The Amended and Restated Certificate of Designation was approved by the Company’s board of directors and the Investor, as the record holder of all of the outstanding shares of Series A Preferred Stock.

Support Agreement

On November 1, 2018, in connection with the execution of the Master Transaction Agreement, the Investor and the Member entered into a support agreement (the “Support Agreement”) relating to the Series A Preferred Stock held by the Investor and any other preferred or common stock of the Issuer that the Investor may subsequently acquire (collectively, the “Covered Shares”). Subject to the terms and conditions set forth in the Support Agreement, the Investor is required to vote all Covered Shares: (i) in favor of the adoption of the Master Transaction Agreement and the other proposals submitted to the vote of the Issuer’s stockholders in the joint proxy and consent solicitation/prospectus to be prepared in connection with the Transaction (collectively, the “Voting Matters”) and

(ii) against any action that would be reasonably expected to: (x) result in a breach of or failure to perform, in any material respect, any representation, warranty, covenant or agreement of the Issuer, Holdco or Merger Sub under the Master Transaction Agreement or of the Investor under the Support Agreement, or (y) prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the consummation of the transactions contemplated by the Master Transaction Agreement.

The Support Agreement also restricts the ability of the Investor to sell, transfer or otherwise dispose of Covered Shares except in certain limited circumstances. The Support Agreement will terminate upon the earliest of (i) the termination of the Master Transaction Agreement in accordance with its terms; (ii) a Parent Change in Recommendation (as such term is defined in the Master Transaction Agreement); (iii) the Effective Time; (iv) the time that the Voting Matters have been approved by the stockholders of the Issuer; and (v) any amendment or modification to the Master Transaction Agreement that is in any way material and adverse to the Investor.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the complete texts of the Support Agreement and the Master Transaction Agreement, which are being filed as Exhibit 6 and Exhibit 7, respectively, and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is amended and restated in its entirety to read as follows:

Exhibit Number	Description of Exhibits

1.	Investment Agreement, dated as of June 12, 2013, by and between RTI Surgical, Inc. and WSHP Biologics Holdings, LLC (incorporated by reference to Exhibit 10.2 to RTI Surgical Inc’s Current Report on Form 8-K filed on June 13, 2013).

2.	Amended and Restated Certificate of Designation of Series A Convertible Preferred Stock of RTI Surgical, Inc., dated as of August 1, 2018 (incorporated by reference to Exhibit 3.1 to RTI Surgical Inc’s Current Report on Form 8-K filed on August 1, 2018).

3.	Investor Rights Agreement, dated as of July 16, 2013, by and between RTI Surgical, Inc. and WSHP Biologics Holdings, LLC (incorporated by reference to Exhibit 10.3 to RTI Surgical Inc’s Current Report on Form 8-K filed on July 18, 2013).

4.	Management Rights Letter, by and among RTI Surgical, Inc., WSHP Biologics Holdings, LLC and Water Street Healthcare Partners II, L.P., dated as of July 16, 2013 (previously filed as Exhibit 4 to the Reporting Persons’ Schedule 13D filed on July 24, 2013).

5.	Schedule 13D Joint Filing Agreement by and among Water Street Healthcare Partners, LLC, Water Street Healthcare Management II, L.P., Water Street Healthcare Partners II, L.P. and WSHP Biologics Holdings, LLC, dated as of July 24, 2013 (previously filed as Exhibit 5 to the Reporting Persons’ Schedule 13D filed on July 24, 2013).

6.	Support Agreement, dated as of November 1, 2018, by and between WSHP Biologics Holdings, LLC and PS Spine HoldCo, LLC (incorporated by reference to Exhibit 10.4 to RTI Surgical Inc’s Current Report on Form 8-K filed on November 7, 2018).

7.	Master Transaction Agreement, dated as of November 1, 2018, by and among RTI Surgical, Inc., PS Spine Holdco, LLC, Bears Holding Sub, Inc., and Bears Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to RTI Surgical Inc’s Current Report on Form 8-K filed on November 7, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2018

WSHP BIOLOGICS HOLDINGS, LLC

By:	/s/ Jeffrey Holway
Name:	Jeffrey Holway
Its:	Authorized Signatory

WATER STREET HEALTHCARE PARTNERS II, L.P.

By:	Water Street Healthcare Management II, L.P.
Its:	General Partner

By:	Water Street Healthcare Partners, LLC
Its:	General Partner

By:	/s/ Timothy A. Dugan
Name:	Timothy A. Dugan
Its:	Authorized Signatory

WATER STREET HEALTHCARE MANAGEMENT II, L.P.

By:	Water Street Healthcare Partners, LLC
Its:	General Partner

By:	/s/ Timothy A. Dugan
Name:	Timothy A. Dugan
Its:	Authorized Signatory

WATER STREET HEALTHCARE PARTNERS, LLC

By:	/s/ Timothy A. Dugan
Name:	Timothy A. Dugan
Its:	Authorized Signatory